Exhibit 99.1

JOE C. NEAL & ASSOCIATES
PETROLEUM AND ENVIRONMENTAL ENGINEERING CONSUTLANTS
300 NORTH MARIENFIELD, SUITE 200
MIDLAND, TX 79701
PHONE:  432-683-4371 FAX: 432-683-9379
E-Mail: info@joecneal.com

       May 28, 2010

Mexco Energy Corporation
Nicholas C. Taylor, President
214 West Texas Avenue, Suite 1101
Midland, Texas 79701

Re:	Evaluation of Oil and Gas Reserves of Mexco Energy Corporation Effective March 31, 2010

Mr. Taylor,

In accordance with your request, we have estimated the extent and value of certain domestic proved crude oil, condensate and gas reserves owned by Mexco Energy Corporation (the "Company") as of March 31, 2010.  The properties to which proved reserves are attributable are located in the states of Louisiana, Montana, New Mexico, North Dakota, Oklahoma and Texas with the majority of the value in Texas.  The estimated reserves are based on a detailed study of certain properties owned by the Company.  During this study, we consulted freely with the officers and employees of the Company and were given access to such records, geological and engineering reports, and other data as were desired for examination.  In preparation of this report, we have relied, without independent verification, upon information furnished by the Company with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented.

The summary below includes both Mexco Energy Corporation and Foreman Energy Corporation which is a wholly owned subsidiary of Mexco Energy Corporation.  Four (4) Minor Net Income Streams have been evaluated in this report by projecting an oil and gas stream and applying an oil and gas price.  The Mexco Energy Corporation Royalty Income Stream has been limited to twenty (20) years lifetime.  The Mexco Energy Corporation Minor and Royalty Income Streams were declined at ten percent (10%) per year.  The Foreman Income Stream was declined at the rate of ten percent (10%) annually for a period of twenty-five (25) years.  Seven (7) joint ventures have been projected as income streams because it was not economical to project all the properties on an individual basis.  The seven other minor income properties have also been projected as income streams.  Income streams have been converted to barrels of oil and MCF’S of gas based on their ratio of income.  Where multiple gas wells with small interest exist, production has been summarized to reduce the cost of the evaluation.  It was not considered necessary to make a field examination of the physical condition and operation of the properties in which the Company owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of the Company as of March 31, 2010 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	138	3,952	18,865	10,926
Non-Producing	4	1,065	2,990	1,629
	142	5,017	21,855	12,555
Proved Undeveloped	98	3,388	12,418	5,530
Total Proved	240	8,405	34,273	18,085

The following table sets forth the changes in total Proved Reserves owned by the Company as of March 31, 2010.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period March 31, 2009	207	9,477
Revisions of Previous Estimates	39	(575)
Beginning of Period as Revised	246	8,902

Additions from Drilling and Purchase	12	49
Extensions	0	0
Sales of Minerals-in-Place	0	0
Production	(18)	(546)
End of Period March 31, 2010	240	8,405

Proved Developed Reserves:
Beginning of Period March 31, 2009	112	5,990
End of Period March 31, 2010	142	5,017

Tables 1 through 183 are summaries and lease reserves and economics projections for the evaluated properties.  Specific table listings are detailed in the Table of Contents, which follows this letter.

The reserves evaluated in this report are classified as Proved.  A definition of all reserves categories follows this letter.  Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations.  Reserves for the Proved Developed Non-Producing and Proved Undeveloped properties were determined by volumetric calculations and/or by analogy with offset wells.

Where wells did not have significant income to Mexco Energy Corporation during 2010, wells have been combined into an income stream in their respective Joint Venture and evaluated as a single projection.  This eliminated a significant amount of paper in the Report without detracting from the accuracy of the numbers.

Mexco Energy Corporation joined the Dodd Federal Unit in Eddy County, New Mexico in 2004. This unit became effective January 1, 2005.  Marbob Energy Corporation is the operator of this unit.  This should enhance Mexco's position in Eddy County.

Mexco purchased an additional five (5%) percent working interest in the Ward Grande No.1 well in 2010.  In addition Mexco participated in three (3) wells on the Jackson ‘B’ Lease, two (2) wells on the Webb Lease, three (3) wells on the Fuhrman Lease and two (2) wells on the Rocker ‘B’ Lease.

This study was performed using industry-accepted principles of engineering evaluation that are predicted on established scientific concepts.  The application of such principles involves extensive judgments and is subject to changes in existing technical knowledge, economic condition, and statutory or regulatory provisions.  Reserve evaluations may be imprecise due to inherent uncertainties and limitations in the database.  Joe C. Neal & Associates reserves the right to alter the calculation of reserves discussed in this report, if corrections to this data are subsequently required.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions.  We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study.  It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by the Company.  This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties.  Information regarding prices and the particular pricing categories under current governmental regulations was supplied by the Company.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of the Company.  Net income to the interests of the Company is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable.  The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist.  Minor variations in composite columns totals result from computer rounding.  Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue.  Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization.  The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of March 31, 2010 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2011	2,407,254	2,299,673
2012	1,918,288	1,667,183
2013	1,899,717	1,773,834
Remaining	15,629,443	6,814,797
	21,854,702	12,555,487

The future net revenue set forth above reflects estimated capital expenditures in the amount of $282,813 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing.  Proved Undeveloped net revenue reflects estimated capital costs of $2,982,560 to drill and complete those wells and install water floods.

Estimated reserves and future net income amounts presented in this report, as of March 31, 2010, are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations).  The benchmark price of $69.64 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.98 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials.  The oil and gas prices were held constant for the economic life of the properties as specified by the SEC.  Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons.  Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were held constant for the life of the properties.  Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for thirty five (35) years.  Joe C. Neal & Associates does not have any financial interest, including stock ownership in Mexco.  Our fees were not contingent on the results of our evaluation.  Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report.

This report is solely for the information of and assistance to the Company for their use in Securities and Exchange Commission filings.  It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law.  Data utilized in this report will be maintained in our files and is available for your use.  It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

/s/ Joe C. Neal & Associates

Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number:  23238
Registered Professional Engineering Firm
Registration Number:  F-001308